Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Dividends

		Nine months ended
		September 30,	Year ended December 31,
		2008	2007	2006	2005	2004	2003
	Earnings:
1.	Income before income taxes	5,150	923	569	8,830	9,246	7,582
2.	Plus: interest expense	18,303	30,630	28,974	23,296	13,968	12,726
3.	Earnings including interest on deposits	23,453	31,553	29,543	32,126	23,214	20,308
4.	Less: interest on deposits	10,132	20,835	18,005	11,599	7,415	7,173
5.	Earnings excludng interest on deposits	13,321	10,718	11,538	20,527	15,799	13,135

	Fixed Charges:
6.	Interest expense (Line 2)	18,303	30,630	28,974	23,296	13,968	12,726
7.	Less: interest expense on deposits (Line 4)	10,132	20,835	18,005	11,599	7,415	7,173
8.	Excluding interest on deposits	8,171	9,795	10,969	11,697	6,553	5,553

	Ratio of Earnings to Fixed Charges:
	Including interest on deposits
	(line 3 divided by Line 6)	1.28	1.03	1.02	1.38	1.66	1.60
	Excluding interest on deposits
	(line 5 divided by Line 8)	1.63	1.09	1.05	1.75	2.41	2.37